Exhibit 21.1

Mid South TransCo LLC

Material Subsidiary List

Name	Jurisdiction of Incorporation

Transmission Company Arkansas, LLC	Michigan

Transmission Company Louisiana I, LLC	Michigan

Transmission Company Louisiana II, LLC	Michigan

Transmission Company Mississippi, LLC	Michigan

Transmission Company Texas, LLC	Michigan